Exhibit 99.1

Dominion Diamond Corporation reports Fiscal 2016 First Quarter Results

YELLOWKNIFE, CANADA (June 10, 2015) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) reports first fiscal quarter of 2016 (February through April) financial results. Unless otherwise indicated, all financial information is presented in U.S. dollars.

Brendan Bell, Acting Chief Executive Officer stated: “Despite a slightly weaker market to start the year, our first quarter sales remained robust. However margins reflect the fact that as forecast, fiscal 2016 is a transitional year for the Ekati Diamond Mine, with a lower value ore mix processed until the rich Misery main pipe comes on-stream in early calendar 2016.”

Highlights
(in millions of US dollars except earnings per share and where	Three months	Three months ended
otherwise noted)	ended Apr 30,	Apr 30,
	2015	2014
Sales	187.7	175.5
EBITDA(1)	60.8	69.6
Earnings per share(2)	0.09	0.17
[1]

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards (“IFRS”). See “Non-IFRS Measures” below for additional information.

[2]	Earnings per share for the first quarter increased by $0.08 per share ( Q1 2015 - $0.01 per share) as a result of the impact of foreign exchange on tax expense.

  The planned drilling programmes at the Sable and Jay pipes have been successfully completed and evaluation is underway with Sable results expected in the third quarter, followed by Jay.

  The Company retains a strong balance sheet, has initiated a regular dividend, and is well positioned to provide the substantial capital needed for the development of Misery Main, Lynx, Pigeon, A-21 and Jay.

  The Company was very pleased with the successful and well attended launch of the CanadaMark business-to-business trading platform at the recent JCK show in Las Vegas. (which is accessible at www.canadamark.com).

Dividend
On April 8, 2015, the Company announced that following the strong results of fiscal 2015, the Board of directors had declared a dividend of 40 cents per share which was paid on May 21, 2015.

The Company also announced that, subject to declaration by the Board of Directors, going forward it intends to pay a regular annual dividend of 40 cents per share in total to be paid semi-annually through an interim and final dividend.

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Earnings and Margins
The Company recorded profit before income taxes of $6.7 million for the quarter (Q1 2015 – $20.2 million), and a consolidated net income attributable to shareholders of $7.7 million or $0.09 per share for the quarter (Q1 2015– $14.7 million or $0.17 per share).

The Ekati Diamond Mine generated gross margins and EBITDA margin as a percentage of sales during Q1 2016 of 9.7% and 32% respectively (Q1 2015 – 12.3% and 32%). Margins in the first quarter were impacted by the lower value of diamond recoveries in the fourth quarter. Due to the time it takes for cleaning, sorting, valuing and selling rough diamonds, there is at least a two to three month lag between production and sales of diamonds. The production value in the fourth quarter was lower than the prior year due primarily to:

  The expected change in ore mix as Ekati transitions to the rich Misery Main pipe.
  The lower than expected tonnage of Koala underground ore processed due to the conveyor belt failure in mid-December 2014, (which was replaced by increased throughput of lower value Coarse Ore Rejects (“COR”) and Misery Satellite material).

Unusually severe weather conditions and lower than planned availability for the high pressure roll crusher constrained the volume of ore processed in the quarter. This will have a negative impact on gross margins in the second quarter.

These production challenges have been resolved and efforts are continuing to further improve recovery rates. This is expected to alleviate some of the year-to-date shortfall with an emphasis of processing higher value ore. This is expected to drive higher gross margins in the third and fourth quarter; however due to the delay in timing between production and sales, a portion of the production value increase toward the end of the fiscal year will help increase gross margins in fiscal 2017. As planned however, the lower value ore mix for fiscal 2016 means the margin in the third and fourth quarter will be lower than last year.

During the quarter, the Diavik segment generated gross margins and EBITDA margins as a percentage of sales of 17.6% and 44%, respectively (Q1 2015– 32.0% and 53%). Gross margin for rough diamond sales in the quarter was negatively impacted by a decrease in carat production at the Diavik Diamond Mine due to lower ore processed and lower realized grades in the fourth quarter of fiscal 2015.

Outlook

The Company has refined the production schedule for material from Misery Southwest and Misery South and has made a corresponding update to the Ekati Mine Plan for fiscal 2016 as set out below. This change reflects the mining and processing of more material from Misery South, and less from Misery Southwest, in fiscal 2016, and is not reflective of a change in the estimated total volume of material and carats from each resource. Note that the reserves and resources that are currently planned to be processed during fiscal 2016 (the “Operating Case”) do not fully utilize the Ekati processing plant’s capacity of up to approximately 4.35 million tonnes per year. The Company plans to use the spare capacity to process additional material from Koala North, Misery Northeast and COR, but has not included this additional material in its mine plan.

There has been no update to the Diavik Mine Plan for calendar 2015 from that previously disclosed by the Company.

Ekati Diamond Mine FY 2016	Updated Mine Plan for Fiscal 2016		Original Mine Plan for Fiscal 2016
	Tonnes Processed (millions)	Carats Recovered (millions)	Tonnes Processed (millions)	Carats Recovered (millions)
Koala[1]	1.1	0.8	1.1	0.8
Pigeon	0.7	0.3	0.8	0.4

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Fox Stockpile	0.1	0.02
Reserves Only subtotal (Base Case)	1.9	1.1	1.9	1.16
Misery South	0.5	0.5	0.3	0.3
Misery SW Extension	0.6	1.3	0.8	1.9
Inferred Resources Mill feed subtotal (Operating Case)[3]	1.1	1.8[4]	1.1	2.17
Total[2]	3.0[3]	3.0	3.0	3.3

1 Average grade from Koala underground is expected to be lower than that achieved in fiscal 2015 as the mine plan expects the processing of a higher proportion of the lower grade phase 5 ore.
2 Numbers may not add up due to rounding.
3 The Company cautions that this assessment is preliminary in nature and is based on inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that this assessment will be realized.
4 The decrease in carats recovered from Mill feed compared to the Original Operating Case Mine Plan for fiscal 2016 is primarily due to the refined scheduling of production for the material from Misery South and Southwest.

The foregoing scientific and technical information for the Ekati Diamond Mine was prepared under the supervision of Peter Ravenscroft, FAuslMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

Financial Summary

Guidance
Full Year Guidance[1]		Depreciation &
(in millions of US dollars)[2]	Cash Costs of Production[3]	Amortization	Cost of Sales	Capital Expenditures
Ekati Diamond Mine (100%)	340	140	515	214
Diavik Diamond Mine (40%)	127	90	235	44
[1]

The guidance provided in the table above for the Diavik Diamond Mine and the Ekati Diamond Mine are for the calendar year ending December 31, 2015, and the fiscal year ending January 31, 2016, respectively.

[2]	Assuming an average Canadian/US dollar exchange rate of 1.25.
[3]	The term cash costs of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.

See “Caution Regarding Forward-Looking Information” in the Company’s First Quarter Management’s Discussion and Analysis for additional information with respect to guidance on projected capital expenditure requirements, expected cost of sales, depreciation & amortization and cash costs of production for the Diavik Diamond Mine and Ekati Diamond Mine.

Cash Flow
During the period, cash provided from operating activities before taxes and interest paid was $55 million (Q1 2015 - $45 million). However, the Company generated negative free cash flow in the first quarter of $(93.6) million or free cash flow per share of $(1.10) (Q1 2015 – $(28.4) million or $(0.33) per share).

The negative free cash flow was due primarily to very strong operating results in fiscal 2015 which has resulted in approximately $83 million of tax payments made in the quarter. In addition approximately $65 million of sustaining, development and exploration capital expenditures were made during the period.

The tax payments consisted of Diavik royalty and income tax payments and Ekati income tax payments, much of which was owing as a result of the taxable income generated in fiscal 2015 and reflected as payable as of January 31, 2015. The Company anticipates making an Ekati royalty payment of approximately $9 million during the second quarter of fiscal 2016, and expects to make installments for income taxes for fiscal 2016 in the remaining quarters of the fiscal year.

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Q1 Fiscal 2016
(in millions of US dollars except where otherwise noted)
Opening cash at January 31, 2015	457.9
Cash flow from operations for the period	55.2
Capital expenditures for the period	(64.5)
Cash tax paid for the period	(83.3)
Net interest paid during the period	(1.2)
Transaction costs relating to financing activities	(3.2)
Contributed from non-controlling interest	4.6
Other	2.2
Closing cash at April 30, 2015	367.7

Liquidity
On April 7, 2015, the Company entered into a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the credit facility are to be used for general corporate purposes.

Over the coming months, the Company expects to complete the posting of security for its 40% share (approximately $53 million) of the Diavik Mine reclamation bond.

Consolidated Financial Highlights
(in millions of US dollars except earnings per share and where otherwise	Three months ended	Three months ended
noted)	Apr 30,	Apr 30,
	2015	2014
Sales	187.7	175.5
Cost of Sales	164.8	137.7
Gross Margin	22.9	37.8
Gross Margin (%)	12.2%	21.6%
Selling general & administration	8.8	7.1
Operating profit	14.2	30.7
EBITDA(1)	60.8	69.6
EBITDA Margin (%)(2)	32%	40%
Free Cash Flow(3)	(93.6)	(28.4)
Capital Expenditures(4)	68.0	56.0
Profit before income taxes	6.7	20.2
Net Profit attributable to shareholders	7.7	14.7
Earnings per share(5)	0.09	0.17
[1]

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards (“IFRS”). See “Non-IFRS Measures” below for additional information.

[2]	The term EBITDA margin does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.
[3]	The term free cash flow does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.
[4]	Capital expenditures include $3.5 million in non-cash capital expenditures.
[5]	Earnings per share for the first quarter increased by $0.08 per share ( Q1 2015 - $0.01 per share) as a result of the impact of foreign exchange on tax expense.

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Excluded from sales recorded in the first quarter of the prior year were 0.1 million carats for proceeds of $6.9 million for carats produced and sold from the processing of materials from Misery South & Southwest kimberlite pipes during its pre-commercial production phase.

Exploration expense of $5.2 million was incurred during the first quarter (Q1 2015 - $9.0 million), most of which relates to exploration work on the Sable pipe within the Core Zone at the Ekati Diamond Mine (Q1 2015 - $8.7 million related to the Jay pipe within the Buffer Zone).

Operational Summary
	Three months ended	Three months ended
	Apr 30,	Apr 30,
Rough Diamond Production	2015	2014
Ekati Diamond Mine (100%)
Tonnes processed (‘000’s)	851	962
Carats Recovered (‘000’s)	804	561
Grade (carats per tonne)	0.94	0.58

	Three months ended	Three months ended
	Mar 31,	Mar 31,
Diavik Diamond Mine (40%)[1]	2015	2014
Tonnes processed (’000’s)	191	235
Carats Recovered (‘000’s)	599	746
Grade (carats per tonne)[2]	3.02	2.91

[1]

The Diavik Diamond Mine reports on a calendar quarter, whereas the Ekati Diamond Mine reports to the Company’s fiscal quarter. For the three months ended April 30, 2015, the Diavik Diamond Mine (on a 40% basis) produced 604,000 carats from the processing of 173,000 tonnes of ore. The last month of this production is not included in the Company’s first quarter financial results, as the Company reports Diavik results on a one-month lag.

[2]	Grade adjusted to exclude COR. COR is not included in the reserves and is therefore incremental production.

Segmented Summary
	Three months ended	Three months ended
Ekati and Diavik Summary	April 30,	April 30,
(in millions of US dollars, except carats sold)	2015	2014
Ekati Diamond Mine (100%)
Sales(1)	127.4	92.9
Carats sold (‘000’s)	709	259
Cost of Sales	115.0	81.5
Gross Margin	12.3	11.4
Gross Margin (%)	9.7%	12.3%
Operating Profit	11.0	9.9
Cash Cost of Production(2)	83.0	89.9
Depreciation & amortization	29.7	20.2
EBITDA(3)	40.7	30.1
EBITDA Margin (%)(4)	32%	32%
Capital Expenditures	55.0	49.2

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Diavik Diamond Mine (40%)
Sales	60.4	82.7
Carats sold (‘000’s)	544	582
Cost of Sales	49.7	56.2
Gross Margin	10.6	26.4
Gross Margin (%)	17.6%	32.0%
Operating Profit	9.6	25.5
Cash Cost of Production(2)	33.2	39.2
Depreciation & amortization	16.8	18.4
EBITDA(3)	26.4	43.9
EBITDA Margin (%)(4)	44%	53%
Capital Expenditures	13.0	6.8

[1]

Excluded from sales recorded in the first quarter of the prior year were 0.1 million carats for proceeds of $6.9 million for carats produced and sold from the processing of materials from Misery South & Southwest kimberlite pipes during its pre-commercial production phase.

[2]	The term cash cost of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.
[3]	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.
[4]	The term EBITDA margin does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.

Diamond Markets
The rough diamond market stabilized in the first quarter of fiscal 2016 after a slight downward price adjustment experienced at the beginning of the calendar year. Rough diamond prices then remained steady in the normally slow period as the market approached the seasonal holidays in May. The diamond market seems to have now overcome persistent concerns about liquidity in the Indian diamond manufacturing industry as other sources of financing have become available to replace the banks who have decided to exit the diamond business.

The retail jewelry market in the United States remained resilient in the first quarter and growth is expected to continue for the rest of the year. Activity in the Far East retail jewelry market is varied with reports from Hong Kong indicating that the market remains subdued, however sales in mainland China are more buoyant with positive year-on-year growth. India is on the slow road to recovery but at a sluggish pace which has tempered expectations, furthermore a weakening rupee has also restricted progress. Worldwide retail diamond stocks are considered to be low with many retailers holding off on restocking inventory on the expectation that goods will be available when needed, across all ranges of quality and colours, at reasonable prices. Diamond polishers however, have also been cutting back both on purchases and production during the first quarter so their stocks have also decreased substantially, consequently any upturn in retail demand should quickly invigorate all sectors of the market.

Diamond Sales
The Company held two rough diamond sales during the first quarter. The Company plans to hold three rough diamond sales in the second fiscal quarter of 2016.

Diamond Inventory Available for Sale		April 30,	January 31,	April 30,
(in millions of US dollars, except carats)		2015	2015	2014
Ekati Diamond Mine (100%)	Carats (million)	0.4	0.1	0.3
	At Cost	$90	$50	$70
	Estimated Market Value	$100	$65	$75

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Diavik Diamond Mine (40%)	Carats (million)	0.3	0.1	0.4
	At Cost	$35	$15	$35
	Estimated Market Value	$40	$20	$50
Consolidated Diamond Inventory	Estimated Market Value of Total Inventory Available for Sale[1]	$140	$85	$125
[1]	Diamond inventory figures exclude approximately $20 million of samples which are used in the sorting and valuation process.

Diamond Prices
May 2015 Average Price per Carat (in US dollars)
Diavik Ore Type		Ekati Ore Type
A-154 South	$135	Koala	$325
A-154 North	$180	Koala North	$380
A-418	$95	Fox	$285
COR	$45	Misery Satellite Pipes	$80
		COR	$60 - 115
Rough Diamond Prices January to May 2015	0%

Development Projects

Development Projects	Full Year Fiscal 2016[1]
(expressed in millions of dollars)	Capital	Exploration
	Expenditure	Expenditure
Ekati Diamond Mine (100%)
Misery Main	$78	-
Pigeon	$22	-
Lynx	$16	-
Sable	$11	$7
Jay	$48	-
Diavik Diamond Mine (40%)
A-21	$21	-
[1]	Calculated at an estimated average Canadian/US dollar exchange rate of CDN$/US$1.25.

Waste stripping at the Misery Main Pipe remains on track, as does the planned development of each of the Lynx and A-21 pipes. Waste stripping at Pigeon is slightly behind schedule, but a plan has been implemented to allow first ore release to still occur in calendar 2015. The winter drilling programs were successfully completed at both the Sable and Jay pipes, and exploration and evaluation work is ongoing for both.

During the first quarter, the Company spent $32.4 million at Ekati on capital expenditures on the development projects listed above, including $11.1 million of capitalized exploration expense on the Jay project. The Company also incurred $5.2 million of exploration expense at Jay and Sable. Additionally the Company spent $6.4 million at Diavik on capital expenditures for its 40% share of the development of A-21. Capital expenditure (development and sustaining) for the full year for Diavik and Ekati is estimated to be $257.4 million (at an estimated average Canadian/US dollar exchange rate of 1.25) . Note that the capital expenditures for the Jay pipe include exploration and evaluation costs that are now being capitalized as a result of the completion of the pre-feasibility study for Jay in January, 2015.

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Non-IFRS Measures
The terms EBITDA, EBITDA margin and cash cost of production do not have standardized meanings according to International Financial Reporting Standards. See “Non-IFRS Measures” in the Company’s First Quarter Management’s Discussion and Analysis for additional information.

Conference Call and Webcast
Beginning at 8:30AM (ET) on Thursday, June 11, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 877-280-4954 within North America or 857-244-7311 from international locations and entering passcode 24418749.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Thursday, June 25, 2015, by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 88950367.

**

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development – +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca

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